SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SIRIUS XM RADIO INC.

(Name of Subject Company and Filing Person (Issuer)

And Name of Filing Person (Offeror))

7% Exchangeable Senior Subordinated Notes due 2014

(Title of Class of Securities)

98375YAU0

(CUSIP Number of Class of Securities)

Patrick L. Donnelly

Executive Vice President, General Counsel and Secretary

Sirius XM Radio Inc.

1221 Avenue of the Americas

36th Floor

New York, New York 10020

(212) 584-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Gary L. Sellers

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$559,945,833.33	$76,376.61

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 7% Exchangeable Senior Subordinated Notes due 2014 (the “Notes”), as described herein, is approximately $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of January 31, 2013, there was $550,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $559,945,833.33.
(2)	$76,376.61 was paid at the time of the original filing of the Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $76,376.61	Filing Party: Sirius XM Radio Inc.
Form or Registration No.: Schedule TO	Date Filed: February 1, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Sirius XM Radio Inc., a Delaware corporation (as successor to XM Satellite Radio Inc.) (the “Company”) on February 1, 2013 (as amended, the “Schedule TO”), relating to the Company’s Fundamental Change Notice and Offer to Purchase dated February 1, 2013 (the “Fundamental Change Notice”), previously filed as Exhibit (a)(1) to the Schedule TO, as amended or supplemented herewith, pursuant to the terms and conditions required by the Indenture, dated as of August 1, 2008 (the “Original Indenture”), as supplemented by the Supplemental Indenture, dated as of April 14, 2010 (the “First Supplemental Indenture”), and the Supplemental Indenture, dated January 12, 2011 (the “Second Supplemental Indenture,” and the Original Indenture as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”) among the Company, the guarantors party thereto and The Bank of New York Mellon, as trustee, relating to the 7% Exchangeable Senior Subordinated Notes due 2014 (the “Notes”) of the Company. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The offer to purchase the Notes, as extended via this Amendment No. 1, now expires at 12:00 midnight, New York City time, on Friday, March 1, 2013.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.

Items 1 through 11.

On February 14, 2013, the Company issued a Notice to Holders of the 7% Exchangeable Senior Subordinated Notes due 2014 announcing the extension of the offer to purchase the Notes to 12:00 midnight, New York City time, on Friday, March 1, 2013. A copy of the notice is filed as Exhibit (a)(2) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(2)     Notice to Holders of the 7% Exchangeable Senior Subordinated Notes due 2014, dated February 14, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIRIUS XM RADIO INC.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

Dated:	February 14, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Notice and Offer to Purchase to Holders of 7% Exchangeable Senior Subordinated Notes due 2014, dated February 1, 2013.*

(a)(2)	Notice to Holders of the 7% Exchangeable Senior Subordinated Notes due 2014, dated February 14, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of August 1, 2008, among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc., XM Equipment Leasing LLC, XM Radio Inc., the Company and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.80 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(2)	Supplemental Indenture, dated April 14, 2010, among XM Satellite Radio Inc., certain subsidiaries thereof and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.4 of XM Satellite Radio Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

(d)(3)	Supplemental Indenture, dated January 12, 2011, among XM Satellite Radio Inc., the Company, certain subsidiaries thereof and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on January 12, 2011.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.